UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-10161
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FIRSTMERIT CORPORATION AND AFFILIATES EMPLOYEES’
SALARY SAVINGS RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FirstMerit Corporation
III Cascade Plaza, 7th Floor
Akron, Ohio 44308

Financial Statements
FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Audited Financial Statements and Supplemental Schedules
Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm
Board of Directors
FirstMerit Corporation
We have audited the accompanying statements of net assets available for benefits of the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Akron, Ohio
June 23, 2009

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Investments, at fair value:
Mutual Funds	$49,843,096	$74,995,989
Common/collective trust funds	9,545,952	8,299,942
FirstMerit Corporation common stock	42,639,354	42,849,251
Loans to participants	940,905	998,375

Total Investments	102,969,307	127,143,557

Receivables:
Contributions from participants	294,873	304,833
Contributions from employer	3,793,955	1,718,744
Investment Income	1,559	2,547

Total receivables	4,090,387	2,026,124
Net assets reflecting investments at fair value	107,059,694	129,169,681
Adjustments from fair value to contract value for fully-benefit responsive investment contracts	926,842	214,050

Net assets available for benefits	$107,986,536	$129,383,731

See accompanying notes.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions
Interest and dividends	$4,056,911
Employee contributions	8,005,924
Employer contributions	7,834,726
Rollovers from participants	65,337

Total additions	19,962,898

Deductions
Net depreciation of investments	28,166,652
Benefits paid to participants	13,193,441

Total deductions	41,360,093

Net decrease	(21,397,195)
Net assets available for benefits at beginning of year	129,383,731

Net assets available for benefits at end of year	$107,986,536

See accompanying notes.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to the Financial Statements
December 31, 2008
1. Description of the Plan
The following brief description of the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
The Board of Directors of FirstMerit Corporation (FirstMerit or the Corporation) established this defined contribution plan as of October 1, 1985. The Plan covers all employees of FirstMerit who have three months of service and have attained the age of twenty-one. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Contributions
The Plan permits each participant to contribute from 1% to 50% of compensation, subject to certain limitations. Such contributions are known as voluntary pretax employee contributions. Voluntary pretax contributions and earnings are credited to each participant’s Employee Contribution Stock Ownership Plan (ESOP) account and are immediately vested and nonforfeitable.
For each pay period in the year ended December 31, 2008, FirstMerit made two matching contributions to the Plan. All matching contributions are immediately vested and nonforfeitable. The first matching contribution was in an amount equal to 50% of each participant’s voluntary pretax contribution up to 6% of each participant’s eligible compensation. The second matching contribution was in an amount equal to 50% of each participant’s voluntary pretax contributions up to 3% of each participant’s eligible compensation. Effective on and after May 1, 2008, during a participant’s first six months from date of hire, all matching contributions are made in FirstMerit common stock purchased on the open market by the trustee and allocated to each participant’s matching ESOP account. After a participant’s sixth month anniversary from date of hire, the participant’s matching ESOP account is transferred to a matching diversification ESOP account and the participant may elect to transfer up to 100% of the FirstMerit common stock held in the matching diversification ESOP account to one or more of the other available investment options.
The Corporation can make, at its discretion, matching contributions equal to a certain percentage or amount of each participant’s voluntary pretax employee contributions. Matching contributions are not required to be made for any pay period. If made, matching contributions are required to be allocated during each pay period. As of January 1, 2009, the Corporation suspended its matching contributions to the Plan.
For plan years beginning on and after January 1, 2005, FirstMerit may make profit sharing contributions from time to time in such amounts as may be determined by FirstMerit’s Board of Directors. Such profit sharing contributions will be allocated among those eligible participants in the plan who are employed on the last day of a plan year in the proportion that such participant’s plan compensation for the plan year bears to the total plan compensation of all eligible participants. The profit sharing contribution is made in FirstMerit common stock purchased on the open market by the trustee and is allocated to each participant’s Profit Sharing Contribution ESOP account. The profit sharing contribution and earnings thereon for each participant are 100% vested after completing three years of service.
For plan years beginning on and after January 1, 2007, retirement investment plan contributions of 3% of participant’s eligible compensation for the plan year will be made to eligible Plan participants. The retirement investment plan contribution and earnings thereon for each participant are 100% vested after completing three years of service.
Participant Accounts
FirstMerit Bank, N.A., a subsidiary of FirstMerit, as the trustee for the Plan, maintains separate accounts for each participant. Each account is credited with the participant’s contribution, and allocations of the Corporation’s contribution and Plan earnings. The Plan currently provides for each participant the ability to invest in one or more of the following investment options (Investment Funds):
Fidelity Advisor Equity Growth Fund — The fund invests in attractively priced stocks of companies that demonstrate the potential for above-average earnings and revenue growth, a strategy that may translate into strong returns for investors.
Fidelity Balanced Fund — The fund seeks income and capital growth consistent with reasonable risk by investing approximately 60% of the fund’s assets in equities and the remainder in a broadly diversified portfolio of debt securities.
American Funds Growth Fund of America — The fund seeks growth of capital over the long-term by investing primarily in a diversified portfolio of U.S. common stocks of well-known and established companies with a market capitalization of at least $200 million.
T. Rowe Price Retirement Funds — These four target retirement funds invest in diversified portfolios of mutual funds consisting of stocks and bonds and become more conservative over time. Each of the four funds has a different time horizon (target retirement years of 2015, 2025, 2035 and 2045).
T. Rowe Price Small-Cap Stock Fund — The fund seeks long-term growth of capital through investment in stock of small companies that are potentially undervalued or have growth prospects.

Vanguard 500 Index Fund Signal — The fund seeks long-term investment results that correspond with the price and yield performance of the S&P 500 Index. The fund tracks the performance of the S&P 500 Index, which is primarily the stock of large U.S. companies.
FirstMerit Corporation Common Stock — The Plan provides for participants to invest directly in common shares of the Corporation. Each participant electing to purchase common shares of the Corporation through the Plan is permitted to vote such common shares in the same manner as any other shareholder and is furnished proxy materials to such effect. Dividends, if any, paid by FirstMerit are either reinvested in the Plan or paid quarterly, at the option of the participant.
Dodge & Cox Stock Fund — The fund primarily seeks long-term growth of principal and income, and secondarily, to achieve reasonable current income. The fund invests in a broadly diversified portfolio of common stocks believed to be undervalued.
Dodge & Cox International Stock Fund — The fund is a value fund that invests primarily in large capital non-U.S. equities. The fund is appropriate for investors with a long-term horizon and risk tolerance for foreign equity investments.
SEI Stable Asset Fund — The fund seeks to preserve principal and earn current income through a diversified portfolio of high quality investments, including wrapped fixed income investments to enhance credit quality and diversification.
Vanguard Mid-Cap Index Fund Signal — The fund seeks to match performance of a benchmark index of mid-capitalization stocks. The fund employs a passive management strategy designed to track performance of the MSCI Mid Cap 450 Index.
Vanguard Total Stock Market Index Fund Signal — The fund seeks to match performance of a benchmark index of the overall stock market. The fund primarily invests in the 1,300 largest U.S. common stocks in the Wilshire 5000 Total Stock Market Index.
PIMCO Total Return Fund — The fund seeks maximum total return, consistent with preservation of capital and prudent investment management. The fund invests primarily in a diversified portfolio of fixed income instruments of various maturities.
Payment of Benefits
Upon termination of a participant’s employment, including termination by reason of death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her accounts, or regular installments over any period not exceeding ten years.

Participant Loans
The loan feature allows participants to borrow against amounts accumulated in the Plan on their behalf. The Plan agreement sets forth guidelines as to certain limitations, and permissible interest rates and repayment terms.
Administrative Expenses
All expenses associated with administering the Plan, including the trustee’s fees and brokerage commissions on purchases of and transfers between investment funds, are paid by FirstMerit.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

One of the investment options offered by the Plan, the SEI Stable Value Fund, is a common/ collective trust that is invested in contracts deemed to be fully-benefit responsive, as defined in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). This FSP requires that this investment be reported at fair value. However, contract value is the relevant measurement attribute to the Plan because it is the amount available for Plan benefits. Accordingly, investments as reflected in the Statement of Net Assets Available for Benefits state the SEI Stable Value Fund at fair value, with a corresponding adjustment to reflect the investment at contract value. Contract value represents contributions made under the contracts, plus earning, less participant withdrawals and administrative expenses. The Statement of Changes in Net Assets Available for Benefit is presented on a contract basis and is not affected by this FSP.
See note 5 for discussion of fair value measurements.
Payment of Benefits
Benefits are recorded when paid.
3. Investments
The fair values of investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2008	2007
Dodge & Cox International Stock Fund	$—	$9,762,979
Dodge & Cox Stock Fund	—	8,376,789
Fidelity Advisor Equity Growth Fund	5,912,396	11,793,885
Vanguard 500 Index Fund Signal	6,834,761	10,813,758
PIMCO Total Return Fund	7,636,652	—
American Funds Growth Fund of America	7,805,920	12,692,948
SEI Stable Asset Fund, at contract value	10,472,795	8,299,942
FirstMerit Corporation common stock (Participant and Non-Participant Directed)	42,639,354	42,849,251
During 2008, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Mutual Funds	$(29,536,674)
FirstMerit Corporation common stock	1,370,022

$(28,166,652)

4. Non-participant-Directed Investments
Investments in FirstMerit common stock can either be participant directed or non-participant directed. Information about the net assets and the significant components of changes in net assets related to the FirstMerit common stock investment are as follows:

	December 31,
	2008	2007
Investments, at fair value:
FirstMerit Corporation common stock	$42,639,354	$42,849,251

	Year Ended
	December 31,
	2008
Change in net assets:
Employer matching contribution	$4,282,917
Dividends	1,762,500
Net realized and unrealized appreciation in fair value	1,370,022
Benefits paid to participants	(7,625,336)

	$(209,897)

5. Fair Value Measurements
FASB Statement No. 157, Fair Value Measurements (SFAS 157), establishes a framework for measuring fair value. The Plan adopted SFAS 157 on January 1, 2008.
SFAS 157:
•	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market in an orderly transaction between market participants at the measurement date;

•	Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;
•	Expands disclosures about instruments valued at fair value.
The fair value of financial assets and liabilities is categorized in three levels. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. These levels are:
•	Level 1 — Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•	Level 2 — Valuations based on quoted prices for similar assets and liabilities traded in the active markets; quoted prices for identical or similar instruments in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived from or corroborated by observable market data by correlation or other means.
•	Level 3 — Valuations based on unobservable inputs which are significant to the fair value measurement.
The following is a description of the valuation methodologies used for assets measured at fair value.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end as reported on the active market on which the mutual funds are traded.
Participant loans: Valued at amortized cost, which approximates fair value.
Common/collective trust: Valued by the trustee based on the fair market value of the trust’s underlying investments.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds	$49,843,096	$—	$—	$49,843,096
Common Stocks	42,639,354	—	—	42,639,354
Common/collective trust	—	9,545,952	—	9,545,952
Participant Loans	—	—	940,905	940,905

Total assets at fair value	$92,482,450	$9,545,952	$940,905	$102,969,307

Level 3 Gains and Losses
The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant Loans:
Balance, beginning of year	$998,375
Issuances and settlements (net)	(57,470)

Balance, end of year	$940,905

6. Party-in-Interest Transactions
Transactions involving participant loans and common stock of FirstMerit, the Plan Sponsor, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.
7. Plan Termination
Although it has not expressed any intent to do so, a unanimous action by the FirstMerit Board of Directors may terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, FirstMerit will direct the trustee to distribute the assets of the trust fund, after payment of any expenses properly chargeable against the trust fund, to participants in proportion to the value of their total account balances as of the date of termination, in cash or in kind and in such a manner as FirstMerit shall determine.
8. Risks and Uncertainties
The Plan holds investments in various investment securities. The Plan generates a significant portion of its earnings from investments in domestic and international mutual funds and FirstMerit common stock. FirstMerit common stock represents a significant concentration of the Plan’s total investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
9. Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated May 9, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
10. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

December 31,
2008
Net assets available for benefits as reported in the Plan financial statements	$107,986,536
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(926,842)

Net assets available for benefits per the Form 5500	$107,059,694

The following is a reconciliation of net investment loss from investments:

Year Ended
December 31,
2008
Interest and dividends from investments	$4,056,911
Net depreciation from investment accounts	(28,166,652)

Net investment loss from investments as reported in the financial statements	(24,109,741)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(712,792)

Net investment loss from investments as reported in the Form 5500	$(24,822,533)

Supplemental Schedules

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
EIN: 34-1339938 Plan Number: 002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2008

	Identity of Issuer,
	Borrower, Lessor,
	or Similar Party	Description of Investments	Cost		Current Value

	AIM	Aim Short-Term Liquid Asset Fund	$		$2,766
	Dodge & Cox	Dodge & Cox International Stock Fund			5,252,938
		Dodge & Cox Stock Fund			4,811,746
	Fidelity	Fidelity Advisor Equity Growth Fund			5,912,396
		Fidelity Balanced Fund			3,169,494
	American Funds	American Funds Growth Fund of America			7,805,920
	T. Rowe Price	T. Rowe Price Retirement Fund 2045			189,186
		T. Rowe Price Retirement Fund 2035			443,262
		T. Rowe Price Retirement Fund 2025			404,905
		T. Rowe Price Retirement Fund 2015			963,496
		T. Rowe Price Small-Cap Stock Fund			3,153,896
	SEI	SEI Stable Asset Fund			10,472,794
	Vanguard	Vanguard Mid-Cap Index Fund Signal Shares			2,326,932
		Vanguard Total Stock Market Index Fund Signal Shares			934,746
		Vanguard 500 Index Fund Signal Shares			6,834,760
	PIMCO	PIMCO Total Return Fund			7,636,653
*	FirstMerit Corporation	FirstMerit Corporation Common Stock		41,476,451	42,639,354

				41,476,451	102,955,244

*	Participants	Participant Loans — at various interest rates ranging from of 3.01% - 11.75 % with various maturity dates			940,905

				$41,476,451	$103,896,149

*	Indicates party-in-interest to the Plan
Note: Cost information is disclosed for FirstMerit Corporation common stock since investment can be either participant or non-participant directed. Cost information is not disclosed for all other investments since they are solely participant directed.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
EIN: 34-1339938 Plan Number: 002
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2008

(h)
Current Value
(a)		(c)	(d)	(g)	of Asset on	(i)
Identity of Party	(b)	Purchase	Selling	Cost of	Transaction	Net Gain
Involved	Description of Assets	Price	Price	Asset	Date	or (Loss)

Category (iii) — A transaction is a reportable transaction under this category if, a series of transactions involving securities of the same issue when aggregated involving an amount in excess of 5% of the current value of the plan assets.

FirstMerit Corporation	326,787 shares common stock
Issue: 337915102	31 transactions	$6,567,022	N/A	N/A	$6,567,022	N/A
FirstMerit Corporation	342,852 shares common stock
Issue: 337915102	271 transactions	N/A	$7,057,640	$6,850,521	$7,057,640	$207,119
There were no category (i), (ii) or (iv) reportable transactions during the plan year.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan
By:	/s/ Terrence E. Bichsel
Terrence E. Bichsel
Executive Vice President and Chief Financial Officer

Date: June 23, 2009

Exhibit Index

Exhibit Number	Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, dated June 23, 2009.